FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL PROCESSING
RECEIVED
OCT 0 4 2005
WASH. D.C. 199 SECTION

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, September 30, 2005, Series 2005-AR2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-127621
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05068147

PROCESSED
OCT 0 6 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

DEUTSCHE ALT-A SECURITIES, INC.



By:____________________
Name: SUSAN VALENTI
Title: DIRECTOR



By:____________________
Name: ADAM YARNOLD
Title: DIRECTOR

Dated: October 3, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DBALT 2005-AR2 -- 3A12

Deutsche Bank Securities Inc. Hybrid ARMs Trading Desk (212) 250-2669

Balance	$6,683,000.00	Delay	24	WAC(3)	5.7827	WAM(3)	359
Coupon	5.5262	Dated	09/01/2005	NET(3)	5.5262	WALA(3)	1
Settle	09/30/2005	First Payment	10/25/2005	Contrib Wac	5.7827		

Price	0CPB	15CPB	25CPB	35CPB	45CPB	50CPB
	Yield	Yield	Yield	Yield	Yield	Yield
100.3943	5.299	5.223	5.156	5.074	4.970	4.908
Spread @ Center Price	70	64	60	56	49	44
WAL	2.87691	2.26612	1.90706	1.59681	1.32155	1.19710
Mod Durn	2.596	2.062	1.747	1.472	1.228	1.117
Principal Window	Oct05 - Aug08	Oct05 - Aug08	Oct05 - Aug08	Oct05 - Aug08	Oct05 - Aug08	Oct05 - Aug08
LIBOR_1MO	3.8638	3.8638	3.8638	3.8638	3.8638	3.8638
LIBOR_6MO	4.2306	4.2306	4.2306	4.2306	4.2306	4.2306
LIBOR_1YR	4.4400	4.4400	4.4400	4.4400	4.4400	4.4400
CMT_1YR	3.9700	3.9700	3.9700	3.9700	3.9700	3.9700
Prepay	0 CPB	15 CPB	25 CPB	35 CPB	45 CPB	50 CPB
No Prepays						
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Swap	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR
	Yld	3.8638	4.0650	4.2306	4.4400	4.5675	4.6065	4.6600	4.7980

This Structural T erm Sheet, Collateral Term Sheet, or Comp utational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the

DBALT 2005-AR2 -- 2A12

Deutsche Bank Securities Inc. Hybrid ARMs Trading Desk (212) 250-2669

Balance	$7,117,000.00	Delay	24	WAC(2)	5.8653	WAM(2)	358
Coupon	5.5898	Dated	09/01/2005	NET(2)	5.5898	WALA(2)	2
Settle	09/30/2005	First Payment	10/25/2005	Contrib Wac	5.8653		

Price	0CPB	15CPB	25CPB	35CPB	45CPB	50CPB
	Yield	Yield	Yield	Yield	Yield	Yield
100.7296	5.222	5.113	5.017	4.900	4.752	4.664
Spread @ Center Price	62	53	46	38	27	20
WAL	2.79980	2.21724	1.87548	1.57577	1.30864	1.18735
Mod Durn	2.531	2.022	1.722	1.457	1.220	1.111
Principal Window	Oct05 - Aug08	Oct05 - Aug08	Oct05 - Aug08	Oct05 - Aug08	Oct05 - Aug08	Oct05 - Aug08
LIBOR_1MO	3.8638	3.8638	3.8638	3.8638	3.8638	3.8638
LIBOR_6MO	4.2306	4.2306	4.2306	4.2306	4.2306	4.2306
LIBOR_1YR	4.4400	4.4400	4.4400	4.4400	4.4400	4.4400
CMT_1YR	3.9700	3.9700	3.9700	3.9700	3.9700	3.9700
Prepay	0 CPB	15 CPB	25 CPB	35 CPB	45 CPB	50 CPB
No Prepays						
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Swap	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR
	Yld	3.8638	4.0650	4.2306	4.4400	4.5740	4.6125	4.6545	4.7925

This Structural T erm Sheet, Collateral Term Sheet, or Comp utational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the

DBALT 2005-AR2 -- 5A12

Deutsche Bank Securities Inc. Hybrid ARMs Trading Desk (212) 250-2669

Balance	$10,145,000.00	Delay	24	WAC(5)	5.7923	WAM(5)	358
Coupon	5.4439	Dated	09/01/2005	NET(5)	5.4439	WALA(5)	2
Settle	09/30/2005	First Payment	10/25/2005	Contrib Wac	5.7923		

Price	0CPB	15CPB	25CPB	35CPB	45CPB	50CPB
	Yield	Yield	Yield	Yield	Yield	Yield
100.2263	5.364	5.300	5.242	5.169	5.075	5.020
Spread @ Center Price	81	79	75	70	64	60
WAL	4.74731	3.22291	2.49017	1.93001	1.49212	1.31307
Principal Window	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10
LIBOR_1MO	3.8406	3.8406	3.8406	3.8406	3.8406	3.8406
LIBOR_6MO	4.2000	4.2000	4.2000	4.2000	4.2000	4.2000
LIBOR_1YR	4.4006	4.4006	4.4006	4.4006	4.4006	4.4006
CMT_1YR	3.9500	3.9500	3.9500	3.9500	3.9500	3.9500
Prepay	0 CPB	15 CPB	25 CPB	35 CPB	45 CPB	50 CPB
No Prepays						
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Swap	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR
	Yld	3.8406	4.0204	4.2000	4.4006	4.4765	4.5075	4.5625	4.7115

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the

DBALT 2005-AR2 -- 5A12

Deutsche Bank Securities Inc. Hybrid ARMs Trading Desk (212) 250-2669

Balance	$10,145,000.00	Delay	24	WAC(5)	5.7923	WAM(5)	358
Coupon	5.4439	Dated	09/01/2005	NET(5)	5.4439	WALA(5)	2
Settle	09/30/2005	First Payment	10/25/2005	Contrib Wac	5.7923		

Price	0CPB	15CPB	25CPB	35CPB	45CPB	50CPB
	Yield	Yield	Yield	Yield	Yield	Yield
100.0804	5.400	5.351	5.307	5.252	5.182	5.140
Spread @ Center Price	79	78	75	71	69	67
WAL	4.74731	3.22291	2.49017	1.93001	1.49212	1.31307
Mod Durn	4.081	2.825	2.212	1.739	1.363	1.208
Principal Window	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10
LIBOR_1MO	3.8638	3.8638	3.8638	3.8638	3.8638	3.8638
LIBOR_6MO	4.2306	4.2306	4.2306	4.2306	4.2306	4.2306
LIBOR_1YR	4.4400	4.4400	4.4400	4.4400	4.4400	4.4400
CMT_1YR	3.9700	3.9700	3.9700	3.9700	3.9700	3.9700
Prepay	0 CPB	15 CPB	25 CPB	35 CPB	45 CPB	50 CPB
No Prepays						
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Swap	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR
	Yld	3.8638	4.0650	4.2306	4.4400	4.5450	4.5700	4.6200	4.7530

This Structural T erm Sheet, Collateral Term Sheet, or Comp utational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the

DBALT 2005-AR2 -- 5A11

Deutsche Bank Securities Inc. Hybrid ARMs Trading Desk (212) 250-2669

Balance	$91,310,000.00	Delay	24	WAC(5)	5.7923	WAM(5)	358
Coupon	5.4439	Dated	09/01/2005	NET(5)	5.4439	WALA(5)	2
Settle	09/30/2005	First Payment	10/25/2005	Contrib Wac	5.7923		

Price	0CPB	15CPB	25CPB	35CPB	45CPB	50CPB
	Yield	Yield	Yield	Yield	Yield	Yield
100.5617	5.283	5.182	5.092	4.978	4.832	4.745
Spread @ Center Price	73	67	60	51	39	32
WAL	4.74731	3.22291	2.49017	1.93001	1.49212	1.31307
Principal Window	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10
LIBOR_1MO	3.8406	3.8406	3.8406	3.8406	3.8406	3.8406
LIBOR_6MO	4.2000	4.2000	4.2000	4.2000	4.2000	4.2000
LIBOR_1YR	4.4006	4.4006	4.4006	4.4006	4.4006	4.4006
CMT_1YR	3.9500	3.9500	3.9500	3.9500	3.9500	3.9500
Prepay	0 CPB	15 CPB	25 CPB	35 CPB	45 CPB	50 CPB
No Prepays						
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Swap	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR
	Yld	3.8406	4.0204	4.2000	4.4006	4.4765	4.5075	4.5625	4.7115

This Structural T erm Sheet, Collateral Term Sheet, or Comp utational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the

DBALT 2005-AR2 -- 5A11

Deutsche Bank Securities Inc. Hybrid ARMs Trading Desk (212) 250-2669

Balance	$91,310,000.00	Delay	24	WAC(5)	5.7923	WAM(5)	358
Coupon	5.4439	Dated	09/01/2005	NET(5)	5.4439	WALA(5)	2
Settle	09/30/2005	First Payment	10/25/2005	Contrib Wac	5.7923		

Price	0CPB	15CPB	25CPB	35CPB	45CPB	50CPB
	Yield	Yield	Yield	Yield	Yield	Yield
100.3691	5.330	5.250	5.178	5.087	4.972	4.903
Spread @ Center Price	69	65	60	53	47	42
WAL	4.74731	3.22291	2.49017	1.93001	1.49212	1.31307
Mod Durn	4.083	2.829	2.217	1.743	1.368	1.213
Principal Window	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10
LIBOR_1MO	3.8638	3.8638	3.8638	3.8638	3.8638	3.8638
LIBOR_6MO	4.2306	4.2306	4.2306	4.2306	4.2306	4.2306
LIBOR_1YR	4.4400	4.4400	4.4400	4.4400	4.4400	4.4400
CMT_1YR	3.9700	3.9700	3.9700	3.9700	3.9700	3.9700
Prepay	0 CPB	15 CPB	25 CPB	35 CPB	45 CPB	50 CPB
No Prepays						
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Swap	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR
	Yld	3.8638	4.0650	4.2306	4.4400	4.5645	4.5915	4.6430	4.7710

This Structural T erm Sheet, Collateral Term Sheet, or Comp utational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the

DBALT 2005-AR2 -- 4A12

Deutsche Bank Securities Inc. Hybrid ARMs Trading Desk (212) 250-2669

Balance	$13,786,000.00	Delay	24	WAC(4)	5.9059	WAM(4)	358
Coupon	5.6046	Dated	09/01/2005	NET(4)	5.6046	WALA(4)	2
Settle	09/30/2005	First Payment	10/25/2005	Contrib Wac	5.9059		

Price	0CPB	15CPB	25CPB	35CPB	45CPB	50CPB
	Yield	Yield	Yield	Yield	Yield	Yield
100.8086	5.383	5.255	5.140	4.995	4.809	4.699
Spread @ Center Price	77	69	60	48	35	26
WAL	4.76594	3.23160	2.49519	1.93280	1.49358	1.31410
Principal Window	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10	Oct05 - Sep10
LIBOR_1MO	3.8406	3.8406	3.8406	3.8406	3.8406	3.8406
LIBOR_6MO	4.2000	4.2000	4.2000	4.2000	4.2000	4.2000
LIBOR_1YR	4.4006	4.4006	4.4006	4.4006	4.4006	4.4006
CMT_1YR	3.9500	3.9500	3.9500	3.9500	3.9500	3.9500
Prepay	0 CPB	15 CPB	25 CPB	35 CPB	45 CPB	50 CPB
No Prepays						
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Swap	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR
	Yld	3.8406	4.0204	4.2000	4.4006	4.5195	4.5600	4.6165	4.7735

This Structural T erm Sheet, Collateral Term Sheet, or Comp utational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the

DBALT 2005-AR2 -- 4A12

Deutsche Bank Securities Inc. Hybrid ARMs Trading Desk (212) 250-2669

Balance	$13,786,000.00	Delay	24	WAC(4)	5.9059	WAM(4)	358
Coupon	5.6046	Dated	09/01/2005	NET(4)	5.6046	WALA(4)	2
Settle	09/30/2005	First Payment	10/25/2005	Contrib Wac	5.9059		

Price	0CPB	15CPB	25CPB	35CPB	45CPB	50CPB
	Yield	Yield	Yield	Yield	Yield	Yield
100.5675	**5.441**	**5.339**	**5.247**	**5.132**	**4.983**	**4.895**
Spread @ Center Price	**86**	**80**	**73**	**64**	**53**	**46**
WAL	**4.76594**	**3.23160**	**2.49519**	**1.93280**	**1.49358**	**1.31410**
Principal Window	**Oct05 - Sep10**	**Oct05 - Sep10**	**Oct05 - Sep10**	**Oct05 - Sep10**	**Oct05 - Sep10**	**Oct05 - Sep10**
LIBOR_1MO	3.8406	3.8406	3.8406	3.8406	3.8406	3.8406
LIBOR_6MO	4.2000	4.2000	4.2000	4.2000	4.2000	4.2000
LIBOR_1YR	4.4006	4.4006	4.4006	4.4006	4.4006	4.4006
CMT_1YR	3.9500	3.9500	3.9500	3.9500	3.9500	3.9500
Prepay	0 CPB	15 CPB	25 CPB	35 CPB	45 CPB	50 CPB
No Prepays						
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Swap	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR
	Yld	3.8406	4.0204	4.2000	4.4006	4.5002	4.533	4.5875	4.7435

This Structural T erm Sheet, Collateral Term Sheet, or Comp utational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the

DBALT 2005-AR2 -- 4A12

Deutsche Bank Securities Inc. Hybrid ARMs Trading Desk (212) 250-2669

Balance	$13,786,000.00	Delay	24	WAC(4)	5.9059	WAM(4)	358
Coupon	5.6046	Dated	09/01/2005	NET(4)	5.6046	WALA(4)	2
Settle	09/30/2005	First Payment	10/25/2005	Contrib Wac	5.9059		

Price	0CPB	15CPB	25CPB	35CPB	45CPB	50CPB
	Yield	Yield	Yield	Yield	Yield	Yield
100.5735	**5.440**	**5.337**	**5.244**	**5.128**	**4.979**	**4.890**
Spread @ Center Price	**84**	**79**	**72**	**63**	**53**	**46**
WAL	**4.76594**	**3.23160**	**2.49519**	**1.93280**	**1.49358**	**1.31410**
Principal Window	**Oct05 - Sep10**	**Oct05 - Sep10**	**Oct05 - Sep10**	**Oct05 - Sep10**	**Oct05 - Sep10**	**Oct05 - Sep10**
LIBOR_1MO	3.8406	3.8406	3.8406	3.8406	3.8406	3.8406
LIBOR_6MO	4.2000	4.2000	4.2000	4.2000	4.2000	4.2000
LIBOR_1YR	4.4006	4.4006	4.4006	4.4006	4.4006	4.4006
CMT_1YR	3.9500	3.9500	3.9500	3.9500	3.9500	3.9500
Prepay	0 CPB	15 CPB	25 CPB	35 CPB	45 CPB	50 CPB
No Prepays						
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Swap	Mat	1MO	3MO	6MO	1YR	2YR	3YR	5YR	10YR
	Yld	3.8406	4.0204	4.2000	4.4006	4.5065	4.5425	4.6045	4.7595

This Structural T erm Sheet, Collateral Term Sheet, or Comp utational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the